EXHIBIT 99.1

COMPANY CONTACTS:

Jay S. Hennick
Founder & CEO

D. Scott Patterson
President & COO

John B. Friedrichsen
Senior Vice President & CFO

(416) 960-9500

FOR IMMEDIATE RELEASE

FirstService reports record second quarter results

Highlights:	Second quarter	Year to date
	-Revenues up 24%	-Revenues up 27%
	-EBITDA up 12%	-EBITDA up 19%
	-Adjusted EPS up 17%	-Adjusted EPS up 25%

Increases financial outlook - fiscal 2007 adjusted EPS range now $1.23 to $1.31

TORONTO, Ontario, October 31, 2006 - FirstService Corporation (NASDAQ: FSRV; TSX: FSV) today reported record results for its second quarter ended September 30, 2006 and updated its financial outlook for its fiscal year ending March 31, 2007. All amounts are in US dollars.

Quarterly revenues were $338.7 million, an increase of 24% relative to the same period last year. EBITDA (see definition and reconciliation below) increased 12% to $32.1 million versus $28.7 million in the prior year. Adjusted diluted earnings per share from continuing operations for the quarter increased 17% to $0.42 versus $0.36 in the prior year period. The adjustment to earnings per share represents the non-cash and rapid amortization of short-lived intangible assets, relating to pending commercial real estate brokerage transactions and listings, recognized on acquisitions in the Company’s Commercial Real Estate Services unit during the past twelve months.

Cash flow from operations for the quarter was $26.1 million, up 49% from the $17.5 million reported in the second quarter last year.

For the six months ended September 30, 2006, revenues were $664.2 million, an increase of 27% relative to the same period one year ago, while EBITDA increased 19% to $69.3 million. Adjusted diluted earnings per share from continuing operations were $0.89, up 25% relative to the prior year period.

“We continue to be pleased with our results and remain confident we will achieve our internal growth targets for the year” said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation. “Our cash flows and balance sheet are very strong and, in addition to the acquisition of Service America which we announced this morning, we hope to complete at least one other acquisition before year end”, he concluded.

About FirstService Corporation
FirstService is a leader in the rapidly growing property services sector, providing services in the following areas: commercial real estate; residential property management; property improvement and integrated security services. Market-leading brands include Colliers International in commercial real estate; The Continental Group in residential property management; consumer brands California Closets, Paul Davis Restoration, Pillar to Post Home Inspections and CertaPro Painters in property improvement; and Intercon Security and SST in integrated security.

FirstService is a diversified property services company with more than US$1.2 billion in annualized revenues and over 13,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results
Revenues in Commercial Real Estate Services totalled $142.4 million for the quarter, an increase of 37%. Acquisitions contributed 32% of the increase while internal growth of 5% represented the balance. Internal growth was led by the Australian and Central European operations, which reported strong brokerage activity and corresponding market share gains. Second quarter EBITDA was $7.9 million compared to $7.7 million during the year-ago period. The margin in the current period was primarily impacted by additional costs and reduced revenue productivity resulting from the expansion and relocation of several offices in the western United States.

Residential Property Management revenues increased to $110.4 million for the quarter, 20% higher than in the prior year period. Substantially all of the growth was internally generated with continued strength in the Florida, New York, New Jersey and Washington, D.C. markets. EBITDA for the quarter was $11.9 million, up 27% from $9.4 million one year ago.

Revenues in Property Improvement Services totalled $44.0 million, an increase of 9% over the prior year period. Internal revenue growth was 6%, with the balance of the growth resulting from recent acquisitions. EBITDA in the second quarter was $13.5 million, up 6% from $12.8 million last year.

Integrated Security Services revenues for the second quarter were $41.8 million, an increase of 17% relative to the prior year period. After adjusting for changes in foreign exchange rates, internal growth was 12%. The majority of the growth was attributable to increased sales of new systems and installation services in the US compared to the year ago period. Quarterly EBITDA was $2.1 million, up 20% versus $1.8 million in the prior year.

Quarterly corporate costs were $3.4 million, relative to $2.9 million in the prior year period. The increase was primarily attributable to foreign exchange as most corporate operating expenses are denominated in Canadian dollars.

A comparison of segmented EBITDA to operating earnings is provided below.

Updated Financial Outlook
FirstService is updating the outlook for its fiscal year ending March 31, 2007 issued on August 1, 2006 to reflect the operating results achieved for the first half of the fiscal year as well as the recently announced acquisition of Service America.

(in millions of US dollars, except	Year ending
per share amounts)	March 31, 2007
	Updated	Previous
Revenues	$1,225 - $1,300	$1,200 - $1,275
EBITDA	$107.5 - $115.5	$105 - $114
Adjusted EPS	$1.23 - $1.31	$1.20 - $1.30

Note: EPS refers to adjusted diluted earnings per share from continuing operations. The outlook assumes (i) no further acquisitions or divestitures completed during the outlook period and (ii) current economic conditions in the markets in which the Company operates remaining unchanged and in particular the market for commercial real estate services. Actual results may differ materially. The Company undertakes no obligation to continue to update this information.

Conference Call
FirstService will be holding a conference call on Tuesday, October 31, 2006 at 11:00 a.m. Eastern Time to discuss the results for the second quarter as well as the updated outlook for fiscal 2007. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investor Relations / News Releases” section.

Forward-looking Statements
This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with the Ontario Securities Commission.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
(unaudited)

		Three months ended		Six months ended
		September 30		September 30
		2006	2005	2006	2005
Revenues		$338,681	$272,320	$664,185	$523,536

Cost of revenues		217,084	172,591	422,231	328,519
Selling, general and administrative expenses		89,528	71,050	172,618	136,995
Depreciation and amortization other than backlog		5,120	3,760	9,962	7,531
Amortization of brokerage backlog (1)		2,076	489	4,150	1,158

Operating earnings		24,873	24,430	55,224	49,333
Interest expense, net		2,571	2,749	5,307	5,992
Other (income) expense		(228)	(513)	(2,383)	(1,187)
		22,530	22,194	52,300	44,528
Income taxes		7,479	7,352	17,708	14,388
		15,051	14,842	34,592	30,140
Minority interest share of earnings		3,078	3,614	8,486	7,948

Net earnings from continuing operations		11,973	11,228	26,106	22,192
Net earnings from discontinued operations, net of tax (2)		-	2,564	-	2,720
Net earnings before cumulative effect of change in accounting principle		11,973	13,792	26,106	24,912
Cumulative effect of change in accounting principle,net of tax (3)		-	-	(1,353)	-

Net earnings		$11,973	$13,792	$24,753	$24,912

Net earnings (loss) per share
Basic
Continuing operations		$0.40	$0.37	$0.87	$0.73
Discontinued operations		-	0.09	-	0.09
Cumulative effect of change in accounting principle		-	-	(0.04)	-
		$0.40	$0.46	$0.83	$0.82

Diluted (4)
Continuing operations		$0.38	$0.35	$0.81	$0.69
Discontinued operations		-	0.09	-	0.09
Cumulative effect of change in accounting principle		-	-	(0.04)	-
		$0.38	$0.44	$0.77	$0.78

Adjusted diluted net earnings per share from continuing operations (5)		$0.42	$0.36	$0.89	$0.71

Weighted average shares outstanding:	Basic	29,840	30,256	29,927	30,230
(in thousands)	Diluted	30,261	31,023	30,373	30,959

Notes to Condensed Consolidated Statements of Earnings
(1) Amortization of short-lived brokerage backlog intangible assets recognized upon the acquisitions of Commercial Real Estate Services businesses in the past twelve months. Brokerage backlog represents the fair value of pending commercial real estate brokerage transactions and listings as at the acquisition date. Amortization is recorded to coincide with the completion of the related brokerage transactions.
(2) Represents earnings of Resolve Corporation, the Business Services segment, which operations were sold in March 2006.
(3) Cumulative effect of the adoption of SFAS No. 123(R), Share Based Payment, on April 1, 2006.
(4) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at subsidiaries. The adjustment for the quarter ended September 30, 2006 was $425 (2005 - $270) and six months ended September 30, 2006 was $1,302 (2005 - $701).
(5) See “Reconciliation of operating earnings, net earnings and net earnings per share to adjusted operating earnings, adjusted net earnings and adjusted net earnings per share” below.

Reconciliation of Operating Earnings, Net Earnings and Net Earnings Per Share to Adjusted Operating Earnings, Adjusted Net Earnings and Adjusted Net Earnings Per Share
(in thousands of US dollars, except per share amounts)
(unaudited)

The Company is presenting adjusted earnings measures to eliminate the impact of amortization of the short-lived brokerage backlog intangible asset recognized upon the acquisitions of Commercial Real Estate Services businesses within the past twelve months. All of the adjustments are non-cash and are considered “non-GAAP financial measures” under OSC and SEC guidelines. The following tables provide a reconciliation of the adjusted measures:

	Three months ended		Six months ended
	September 30		September 30
	2006	2005	2006	2005
Adjusted operating earnings	$26,949	$24,919	$59,374	$50,491
Amortization of brokerage backlog	(2,076)	(489)	(4,150)	(1,158)
Operating earnings	$24,873	$24,430	$55,224	$49,333

Adjusted net earnings from continuing operations	$13,055	$11,541	$28,335	$22,933
Amortization of brokerage backlog	(2,076)	(489)	(4,150)	(1,158)
Deferred income taxes	774	176	1,495	417
Minority interest	220	-	426	-
Net earnings from continuing operations	$11,973	$11,228	$26,106	$22,192

Adjusted diluted net earnings per share from continuing operations	$0.42	$0.36	$0.89	$0.71
Amortization of brokerage backlog, net of income taxes	(0.04)	(0.01)	(0.08)	(0.02)
Diluted net earnings per share from continuing operations	$0.38	$0.35	$0.81	$0.69

Reconciliation of EBITDA to Operating Earnings
(in thousands of US dollars)
(unaudited)

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization. The Company uses EBITDA to evaluate operating performance and as a measure for debt covenants with its lenders. EBITDA is an integral part of the Company’s planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to operating earnings appears below.

	Three months ended		Six months ended
	September 30		September 30
	2006	2005	2006	2005
EBITDA	$32,069	$28,679	$69,336	$58,022
Depreciation and amortization other than backlog	(5,120)	(3,760)	(9,962)	(7,531)
Amortization of brokerage backlog	(2,076)	(489)	(4,150)	(1,158)
Operating earnings	$24,873	$24,430	$55,224	$49,333

Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	September 30	March 31
	2006	2006
Assets
Cash and cash equivalents	$116,946	$167,938
Accounts receivable	171,999	128,276
Inventories	34,377	27,267
Prepaids and other current assets	25,226	31,928
Current assets	348,548	355,409
Fixed assets	53,795	48,733
Other non-current assets	41,241	39,600
Goodwill and intangibles	321,967	267,262
Total assets	$765,551	$711,004

Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$178,974	$149,875
Other current liabilities	19,058	16,187
Long term debt - current	20,907	18,646
Current liabilities	218,939	184,708
Long term debt - non-current	215,800	230,040
Deferred income taxes	33,863	30,041
Minority interest	40,015	28,463
Shareholders’ equity	256,934	237,752
Total liabilities and equity	$765,551	$711,004

Total debt, excluding interest rate swaps	$236,707	$248,686
Total debt, net of cash, excluding interest rate swaps	119,761	80,748

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended		Six months ended
	September 30		September 30
	2006	2005	2006	2005
Operating activities
Net earnings from continuing operations	$11,973	$11,228	$26,106	$22,192
Items not affecting cash:
Depreciation and amortization	7,196	4,249	14,112	8,689
Deferred income taxes	(532)	(1,140)	(3,334)	(1,786)
Minority interest share of earnings	3,078	3,614	8,486	7,948
Other	1,841	200	983	7

Changes in operating assets and liabilities	2,498	1,494	(21,865)	(4,089)
Discontinued operations	-	(2,144)	-	802
Net cash provided by operating activities	26,054	17,501	24,488	33,763
Investing activities
Acquisitions of businesses, net of cash acquired	(5,103)	(1,369)	(40,986)	(5,461)
Purchases of fixed assets, net	(4,290)	(4,604)	(10,753)	(10,073)
Other investing activities	(2,949)	(552)	(1,349)	(1,856)
Discontinued operations	-	(3,728)	-	(4,916)
Net cash used in investing	(12,342)	(10,253)	(53,088)	(22,306)
Financing activities
Increase (decrease) in long-term debt, net	24	(1,649)	(14,967)	27,540
Other financing activities	(37)	387	(7,700)	(1,349)
Discontinued operations	-	2,032	-	1,083
Net cash (used in) provided by financing	(13)	770	(22,667)	27,274
Effect of exchange rate changes on cash	524	3,672	275	3,448
Increase (decrease) in cash and cash equivalents	14,223	11,690	(50,992)	42,179
Cash and cash equivalents, beginning of period	102,723	67,947	167,938	37,458
Cash and cash equivalents, end of period	$116,946	$79,637	$116,946	$79,637

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of US dollars)
(unaudited)

			Property
	Commercial	Residential	Improve-	Integrated
	Real Estate	Property	ment	Security
	Services	Management	Services	Services	Corporate	Consolidated
Three months ended September 30
2006
Revenues	$142,402	$110,383	$44,032	$41,795	$69	$338,681
EBITDA	7,932	11,937	13,518	2,108	(3,426)	32,069
Operating earnings	4,158	10,376	12,415	1,419	(3,495)	24,873

2005
Revenues	$103,948	$91,959	$40,534	$35,873	$6	$272,320
EBITDA	7,654	9,406	12,778	1,758	(2,917)	28,679
Operating earnings	6,330	8,059	11,894	1,100	(2,953)	24,430

Six months ended September 30
2006
Revenues	$280,288	$214,349	$85,693	$83,710	$145	$664,185
EBITDA	24,033	23,186	24,656	4,226	(6,765)	69,336
Operating earnings	16,722	20,107	22,461	2,839	(6,905)	55,224

2005
Revenues	$203,252	$176,040	$75,756	$68,374	$114	$523,536
EBITDA	19,439	18,036	22,313	3,476	(5,242)	58,022
Operating earnings	16,487	15,392	20,600	2,178	(5,324)	49,333